

February 16, 2012

Via E-mail
Gary Y. Kusumi
Chief Executive Officer
Affirmative Insurance Holdings, Inc.
4450 Sojourn Drive
Suite 500
Addison, Texas 75001

  Re: Affirmative Insurance Holdings, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2010
    Filed March 31, 2011
    File No. 000-50795

Dear Mr. Kusumi:

  We have reviewed your January 26, 2012 response to our verbal comment issued on December 28, 2011 and have the following comments.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies
Valuation of goodwill and other intangible assets, page 34

Please refer to your January 26, 2012 response to our comment one or your November 11, 2011 response, as indicated below, in addressing the following comments.

1. Consistent with ASC 350-20-35-22, we continue to believe that quoted market prices are the best evidence of fair value. Further, ASC 820-10-35-36 states that valuation techniques used to measure fair value shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs. In this regard, it appears unreasonable to conclude that no weighting should be assigned to the market capitalization of the Company.   Please revise

your fair value analysis accordingly or provide additional information which supports your position.

2. You assert that the Company's exceptionally low trading volume, particularly during the fourth quarter of 2010 as one of the reasons why your market capitalization is not the best evidence of the Company's fair value. Please tell us whether, and if so, how you have considered the factors in ASC 820-10-35-51A and 51E in concluding that there has been a significant decrease in the volume and level of activity when compared with normal market activity and why these transactions were not considered orderly. It is our belief that your securities traded with sufficient frequency and volume to be considered an active market.

3. You state that an entity might derive substantial value from the ability to obtain control, indicating that market capitalization may not fully capture the fair value of an entity. Please provide us with your analysis of the control premium that is causing the fair value of the company to exceed its market capitalization at December 31, 2010, and September 30, 2011. Please support this analysis by providing an evaluation of control premiums identifiable in comparable transactions, and/or the cash flows associated with obtaining control of a reporting unit. Please include the dates of such transactions.

4. You state that "It is management's belief that the current market displacement in the overall market has caused the Company's stock price to decrease disproportionately relative to the fair value of the Company's business. Your basis for this statement is unclear. Please correlate the market displacement to the overall market performance in recent annual periods.

5. You identify "the broad cyclical nature of the insurance industry" and "the anticipated affects of hardening market conditions on earnings" as factors not considered in the Company's stock price. However, you also state that "fair value was estimated using an average of a market approach based on peer company data". Please reconcile what appear to be inconsistent statements. Tell us why the aforementioned factors have not affected the peer companies' stock price, such that their data is a better indicator of the fair value of your reporting unit than your stock price.

6. You state "Fair value was estimated using an average of a market approach based on peer company data and an income approach…" Please provide us the names of the peer companies utilized, how you concluded that these companies are your peers, and illustrate the specific peer company data utilized to determine the fair value. In addition, please tell us how the results under these approaches were evaluated and weighted, and how you determined the point within that range that is most representative of fair value. Refer to ASC 820-10-35-24.

7. Based on your November 21, 2011 response letter, it appears that you used one cash flow scenario rather than several weighted cash flow scenarios. On page 34 of your 10-K, you indicate that global economic factors have impacted the financial markets in general and the specific performance of the Company as indicated by written premium volumes as compared to plan during the recent months of economic decline. It appears that your methodology may

not have appropriately considered the risk associated with achieving your estimated cash flows in your analysis. Please tell us why the use of one cashflow scenario was appropriate or revise your fair value methodology, accordingly.

8. You indicate that the Company believes it may not pass step one of the goodwill impairment test for the year ended December 31, 2011. Please provide an update as to whether you concluded that the carrying amount of your reporting unit exceeded its fair value, and if so, the amount of the impairment loss, and how that impairment loss was determined.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant